Exhibit 99.1

707 Cayman Holdings Appoints New Executive Director

HONG KONG, June 30, 2026 (GLOBE NEWSWIRE) — 707 Cayman Holdings Limited (“707” or the “Company”) (Nasdaq: JEM), a Hong Kong-based company that sells quality apparel products and provides supply chain management total solutions, today announced that the Company’s board of directors has appointed Robin Hoksnes Karlsen as an executive director of the Company and entered into the Company’s standard form of director agreement.

Mr. Karlsen is an accomplished real estate investment and digital asset professional with over a decade of experience driving large-scale capital structuring, land acquisition, and cross-border transactions emerging markets. As the Founder and CEO of AMIHAN Innovations Ltd., Mr. Karlsen has established himself of the Web 3.0 and decentralized finance space, pioneering institutional-grade Real World Asset (RWA) tokenization. His expertise uniquely bridges traditional finance and digital assets, combining a proven track record in traditional real estate and developments with experience building compliant crypto-securities infrastructure. Mr. Karlsen holds a master’s degree from The University of Hong Kong and a bachelor’s degree from University College London. Mr. Karlsen deep dual competency in institutional real estate and blockchain tokenization positions him to drive significant strategic value in his role as a director of the Company as 707 explores expansion into AI-powered blockchain-enabled supply-chain technologies.

About 707 Cayman Holdings Limited

707 Cayman Holdings Limited is a Hong Kong-based company that sells quality apparel products and provides supply chain management total solutions to our customers spanning from Western Europe, North America to the Middle East. Our customers include mid-size brand owners and apparel companies that have comprehensive operations with private labels that are sold worldwide.

707 Cayman Holdings Limited Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223